Exhibit 99.5

STANDARD LITHIUM LTD.

ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS

Under Canadian securities law, you are entitled to receive certain investor documents. If you wish to receive such material, please tick the applicable boxes below. You may also go to the TSX Trust Company website: https://ca.astfinancial.com/InvestorServices/Financial-Statements and input code, 7237A.

☐	I would like to receive quarterly financial statements
☐	I would like to receive annual financial statements

As long as you remain a shareholder, you will receive this card each year and will be required to renew your request to receive these financial statements. If you have any questions about this procedure, please contact TSX Trust Company by phone at 1-800-387-0825 or (416) 682-3860 or at inquiries@astfinancial.com.

Name:

Address:

Postal Code/Zip Code